
Mail Stop 3628

January 20, 2006

By Facsimile (650) 833-2001 and U.S. Mail
Levy Gerzberg, Ph.D.
President and Chief Executive Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086

Re: **Zoran Corporation**
          Schedule TO
          Filed on January 6, 2006
          File No. 005-47739

Dear Mr. Gerzberg:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1. Please revise to disclose the pro forma financial information pursuant to Item 1010(b) of Regulation M-A or explain in your response letter why you believe that pro forma financial information is not applicable.

Offer to Exchange

Section 7. Conditions of the Offer, page 28

2. We note that you may "postpone" the acceptance of options, if at any time on or after commencement of the offer and before the expiration date of the offer any one of your conditions has occurred. Please be advised that you may not postpone acceptance or cancellation other than as a result of an extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please confirm your understanding.

7. Conditions to the Offer; Waiver of Conditions, page 28

3. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please amend the following provisions to satisfy these requirements:

- Revise the bullet points to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

- Avoid the use of vague terms, such as "could" and "may," and revise to eliminate references to events that may "indirectly" affect the offer;

- We note your reference to "contemplated benefits." All offer conditions must be clearly set forth in the offer to exchange so that a security holder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the "contemplated benefits" of your offer are. Please expand to describe them.

- Your conditions reference actions that "otherwise relate in any manner to the offer." The conditions utilizing this language are vague and appear to include both positive and negative effects, regardless of materiality, and may be so broad as to render the offer illusory. Similarly, other bullet points on page 29 appear to include both positive and negative effects as they refer to "significant change[s]" and "material effect[s]." Please revise.

Section 14. Material U.S. Federal Income Tax Consequences, page 39

4. You disclose on page 39 that this section provides a "general summary" of the material U.S. federal income tax consequences of the offer. Item 1004(a)(1)(xii) of Regulation M-A requires that you disclose all material federal tax consequences of the transaction. Also, your disclosure suggests that option holders may not rely on the description of material tax consequences included in the offer document. Please revise to delete the reference to this section as a "general summary" and to discuss all material federal tax consequences.

5. Please revise the disclaimer in the third paragraph of this section on page 39 and any similar disclosure throughout your Offer. While you may recommend that investors consult their own tax advisors *with respect to their particular tax consequences* that may vary on an individual basis, you may not disclose that they are "urged" do so.

Letter of Transmittal

6. We note your request that the security holder acknowledge that they "understand" certain terms the Offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of

liability. Please revise to delete this and other similar language throughout these materials. To the extent that you have already circulated the Letter of Transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Zoran Corporation acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Dennis C. Sullivan, Esquire
        William H. Hoffman, Esquire
        DLA Piper Rudnick Gray Cary US LLP
        2000 University Avenue
        East Palo Alto, California 94303